UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29480 / October 21, 2010

_____

In the Matter of   :
                                                                    :
Kemper Investors Life Insurance Company   :
Variable Annuity Separate Account – 3   :
1400 American Lane, Schaumburg, IL 60196   :
                                                                    :
(811-22161)   :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Kemper Investors Life Insurance Company Variable Annuity Separate Account-3 filed an
application on March 24, 2010, and an amended application on September 22, 2010,
requesting an order under section 8(f) of the Investment Company Act of 1940 ("1940
Act"), declaring that it has ceased to be an investment company as defined by the 1940
Act.

On September 24, 2010, a notice of filing of the application was issued (Investment
Company Act Release No. IC-29440). The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that Kemper Investors Life Insurance Company Variable Annuity Separate Account – 3 has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the 1940 Act, that Kemper Investors Life Insurance Company's Variable Annuity Separate Account – 3 (811-22161) registration under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary